Exhibit 99.1

Santiago, September 5, 2015

Mr. Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance

REF.: MATERIAL EVENT NOTICE

For your information,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the compilations of Norms of the Superintendency of Banks and Financial Institutions, we notify you of the following MATERIAL EVENT:

On September 4, 2015 the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras or “SBIF”) issued Resolution N° 409 approving the merger between Corpbanca and Banco Itaú Chile in the following terms:

1.
The merger between Corpbanca and Banco Itaú Chile will take place by the incorporation of the latter to the former, which, as a consequence of the merger, shall acquire all the assets, rights, authorizations, permits, obligations and liabilities of the absorbed bank, with Corpbanca continuing as the surviving entity.

2.	The merger will not be effective before January 1, 2016 or after May 2, 2016, and the exact date shall be determined by the Board of Directors of both banks.

3.	As a consequence of the merger, Itaú Unibanco will become the controller of the merged bank, pursuant to articles 97 and 99 of Law 18.045 on Securities Markets.

4.	Formal reforms to the bylaws of CorpBanca, which will be renamed Itaú Corpbanca, were approved, and will be valid as from the date in which the merger is completed. The amendments are as follows:

a.	A capital increase in the amount of Ch$1,862,231,184, represented by 512,406,760,091 shares.
b.	The bank’s name was modified to Itaú Corpbanca, being able to operate under the names “Banco Itaú” or “Itaú”.
c.	The number of members of the Board of Directors increased from nine to eleven regular members, and the number of two alternates has been maintained.

5.	The new text of the bylaws, which incorporates the amendments described above, was approved.

With the resolution of the SBIF referred above, all the regulatory authorizations required in Chile, Colombia, Panama and Brazil have been obtained in order to consummate the merger in the abovementioned terms.

Sincerely,

Cristián Canales Palacios
Acting Chief Executive Officer